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                                                                    EXHIBIT 99.3


                                February 10, 1998




Swift Energy Company
16825 Northchase Drive, Suite 400
Houston, Texas 77060

                                            SWIFT ENERGY PENSION PARTNERS 1993-B
                                            97-003-133

Gentlemen:

At your request, we have made an audit of the reserves and future net cash flow as of December 31, 1997, prepared by Swift Energy Company ("Swift") for certain interests in Swift Energy Pension Partners 1993-B. This audit has been conducted according to the standards pertaining to the estimating and auditing of oil and gas reserve information approved by the Board of Directors of the Society of Petroleum Engineers on October 30, 1979. We have reviewed these properties and where we disagreed with the Swift reserve estimates, Swift revised its estimates to be in agreement. The estimated net reserves, future net cash flow and discounted future net cash flow are summarized by reserve category in Table 1 for both the 100% Fund Level Partnership and the Limited Partnership Interest.

The discounted future net cash flow is not represented to be the fair market value of these reserves and the estimated reserves included in this report have not been adjusted for risk.

The estimated future net cash flow shown is that cash flow which will be realized from the sale of the estimated net reserves after deduction of royalties, ad valorem and production taxes, direct operating costs and required capital expenditures, when applicable. Surface and well equipment salvage values and well plugging and field abandonment costs have not been considered in the cash flow projections. Future net cash flow as stated in this report is before the deduction of state and federal income tax.

In the economic projections, prices, operating costs and development costs remain constant for the projected life of each lease.

The reserves included in this study are estimates only and should not be construed as exact quantities. Future conditions may affect recovery of estimated reserves and cash flow, and all categories of reserves may be subject to revision as more performance data become available. Proved reserves are estimated in accordance with the definitions contained in Securities and Exchange Commission Regulation S-X, Rule 4-10(a). The definitions are included in part as Attachment I.

Extent and character of ownership, oil and gas prices, production data, direct operating costs, capital expenditure estimates and other data provided by Swift have been accepted as represented. The production data available to us were through the month of October 1997, except in those instances in which data were available through December. Interim production to December 31, 1997, has been estimated. No independent well tests, property inspections or audits of operating expenses were conducted by our staff in conjunction with this study. We did not verify or determine the extent, character, obligations, status or liabilities, if any, arising from any current or possible future environmental liabilities that might be applicable.



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Swift Energy Company                       -2 -                February 10, 1998

In order to audit the reserves, costs and future net cash flows shown in this report, we have relied in part on geological, engineering and economic data furnished by our client. Although we have made a best efforts attempt to acquire all pertinent data and to analyze it carefully with methods accepted by the petroleum industry, there is no guarantee that the volumes of oil or gas or the cash flows projected will be realized.

Production rates may be subject to regulation and contract provisions, and may fluctuate according to market demand or other factors beyond the control of the operator. The reserve and cash flow projections presented in this report may require revision as additional data become available.

We are unrelated to Swift and we have no interest in the properties included in the information reviewed by us. In particular:

         1. We do not own a financial interest in Swift or its oil and gas properties.

         2.     Our fee is not contingent on the outcome of our work or report.

         3. We have not performed other services for or have any other relationship with Swift that would affect our independence.

If investments or business decisions are to be made in reliance on these estimates by anyone other than our client, such person with the approval of our client is invited to visit our offices at his expense so that he can evaluate the assumptions made and the completeness and extent of the data available on which our estimates are based.

Any distribution or publication of this report or any part thereof must include this letter in its entirety.

                                Yours very truly,

                                H.J. GRUY AND ASSOCIATES, INC.




                                /s/ JAMES H. HARTSOCK
                                James H. Hartsock, Ph.D., P.E.
                                Executive Vice President